February 28, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:       Regenesis Holdings, Inc.
          File Ref. No. 1-12350


Gentlemen:

We were previously accountants for Regenesis Holdings, Inc. and on May 25, 1999, we reported on the financial statements of Regenesis Holdings, Inc. as of December 31, 1998 and for the year then ended (to which report contained an explanatory paragraph referring to an uncertainty as to the Company's ability to continue as a going concern). On February 17, 2000, we were dismissed as principal accountants of Regenesis Holdings, Inc. We have read the statements included under Item 4 of Form 8-K of Regenesis Holdings, Inc. for February 29, 2000, and we agree with such statements.


Very truly yours,

/s/ Rachlin Cohen & Holtz LLP
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    Rachlin Cohen & Holtz LLP